MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and six months ended June 30, 2016 and 2015

Dated August 9, 2016

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six months ended June 30, 2016 (“Q2 2016” and “Q2 YTD 2016”, respectively). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2015 and 2014 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and six months ended June 30, 2016 and 2015 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements. This MD&A contains “forward looking information” that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three and six months ended June 30, 2015 (“Q2 2015” and “Q2 YTD 2015”, respectively) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at August 9, 2016.

BUSINESS OVERVIEW

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016, the Bell Creek and Timmins West mines (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada and developing the nearby Whitney Project. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines and the acceleration of exploration programs in Peru and Canada.

At the date of this MD&A, the Company’s commercial operations include the Escobal underground mine, which contains high-grade silver, gold, lead, and zinc mineralization, the La Arena and Shahuindo surface mines, which contain gold oxide deposits, and the Timmins mines, which contain gold mineralization. Operating the mines profitably will require that Tahoe consistently meet production targets and effectively manage costs.

Financial and operational information provided in this MD&A excludes the results of Lake Shore Gold prior to April 1, 2016, the date of acquisition. Financial and operational information provided in this MD&A excludes the results from Rio Alto Mining Limited (“Rio Alto”) prior to April 1, 2015, the date of acquisition.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q2 2016 AND Q2 YTD 2016 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION(1)

•	Record production totaling 11.4 million ounces of silver and 167,168 ounces of gold(2) for Q2 YTD 2016.
•	Production totaling 5.7 million ounces silver and 109,687 ounces gold(2) for Q2 2016.
•	La Arena mine poured its one millionth gold ounce in May 2016.
•	Total cash costs and all-in sustaining costs for gold and silver(4)(5) averaged below full-year target ranges.
•	Record cash flow provided by operating activities before changes in working capital of $116.0 million or $0.38 per share in Q2 2016 and $185.3 million or $0.69 per share in Q2 YTD 2016.
•	Adjusted earnings(4) of $57.9 million or $0.19 (basic and diluted) per share in Q2 2016 and $93.4 million or $0.35 per share (basic and diluted) in Q2 YTD 2016.
•	Net earnings of $16.7 million or $0.05 per share (basic and diluted) in Q2 2016 and $54.6 million or $0.20 per share (basic and diluted) in Q2 YTD 2016.
•	Total dividends of $18.4 million and $32.1 million were paid to shareholders in Q2 2016 and Q2 YTD 2016, respectively.
•	The Company acquired the 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine, effective June 30, 2016.
•	The Company signed a letter of intent to increase its ownership interest in the Whitney Project from 70% to 100%.
•	2016 total cash costs and all-in sustaining costs per silver ounce guidance lowered to $5.50-$6.50 and $8.00-$9.00, respectively.
•	Additional operational and financial highlights include the following:

	Q2 2016(1)	Q2 YTD 2016(1)
Revenues(3)	$228,251	$360,384
Earnings from operations	$65,022	$111,377
Cash flow provided by operating activities	$37,678	$62,971
Costs per silver ounce produced(4)(5)
Total cash costs net of by-product credits	$6.07	$5.29
All-in sustaining costs per silver ounce net of by-product credits	$8.16	$7.06
Costs per gold ounce produced(4)(5)
Total cash costs net of by-product credits	$647	$645
All-in sustaining costs per gold ounce net of by-product credits	$973	$930

(1)	Consolidated information includes operational and financial information from Lake Shore Gold beginning April 1, 2016, the date of acquisition.
(2)

Commercial production at Shahuindo was declared on May 1, 2016. The 109,687 and 167,168 gold ounces produced for Q2 2016 and Q2 YTD 2016, respectively, include 16,945 and 24,535 gold ounces produced in doré at Shahuindo. These ounces include pre-commercial production ounces produced (5,816 and 13,407 gold ounces in doré produced in the month of April 2016 and the period of January through April 2016, respectively).

(3)

Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and have been credited against construction capital through April 30, 2016. Consolidated revenues include two months of sales from Shahuindo operations.

(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

The calculation of total cash costs and all-in sustaining costs net of by-product credits per gold ounce produced exclude pre-commercial production costs incurred and ounces produced at the Shahuindo mine.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BUSINESS COMBINATION WITH LAKE SHORE GOLD CORP.

Terms of the Business Combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”).

The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. On closing of the Arrangement, the Company had 297,096,329 common shares issued and outstanding, with former Lake Shore Gold shareholders holding approximately 23% on an undiluted basis. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665 and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD$) of the options are as follows:

Share price (CAD$) at April 1, 2016	$12.75
Exercise price (CAD$)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD$)	$0.00-9.65
April 1, 2016 CAD$ to USD$ exchange rate	$0.77
Fair value (USD$)	$0.01-7.40

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. As at the date of these interim financial statements, allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values at the date of acquisition:

April 1, 2016
Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	513,044
Goodwill(1)	129,908

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(5,601)
Convertible debentures	(105,693)
Deferred tax liability	(52,231)
Total net assets acquired	$685,106

(1)

Goodwill of $129.9 million was recognized on the deferred tax liability generated on the business combination and the consideration in excess of the identified fair values of the assets acquired and the liabilities assumed which was the result of the appreciation of Tahoe’s share price between the February 9, 2016 announcement of the share exchange ratio and the closing price on April 1, 2016 upon completion of the business combination. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(1)

Accounts payable, accrued liabilities and other includes a liability of $2,131 relating to PSUs which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during the three months ended June 30, 2016.

Lake Shore Gold’s principal mining properties are its 100% owned Timmins mines located in northeastern Ontario, Canada.

Since the acquisition date of April 1, 2016, the revenues and net loss included in the consolidated financial statements are $39.1 million and $(36.8) million, respectively. This net loss is a direct result of the $32.3 million non-cash loss recognized on the redemption of the convertible debentures. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for Q2 2016 and Q2 YTD 2016 are $10.3 million and $11.0 million, respectively. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5.3 million.

Had the acquisition occurred on January 1, 2016, the total pro-forma consolidated revenues and net earnings of the Company for the six months ended June 30, 2016 would have been $406.2 million and $29.7 million, respectively.

The acquisition supports the Company’s growth strategy by adding high-quality, high-margin operating assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

Convertible Debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for Tahoe Shares all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ended on and including May 9, 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after the voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the Toronto Stock Exchange at the close of business that day. As a result of the redemption of the remaining debentures, the Company recognized a non-cash loss of $32.3 million during Q2 2016. See the “Selected Consolidated Financial Results – Review of Consolidated Financial Results – Q2 YTD 2016 vs. Q2 YTD 2015 – Other Expense – Loss on Debenture” section of this MD&A.

Further information about the Arrangement and Lake Shore Gold can be found in the management information circulars dated March 9, 2016 (the “Circulars”) sent to shareholders of each of the Company and Lake Shore Gold in advance of their shareholder meetings, in the Arrangement Agreement, in the Company’s news release dated April 1, 2016 (the “Acquisition News Release”), in the Company’s business acquisition report dated April 29, 2016, and in the Company’s news release dated May 17, 2016 (the “Debenture Redemption News Release”), copies of which have been filed under the Company’s or Lake Shore Gold’s profile on SEDAR at www.sedar.com.

COMMERCIAL PRODUCTION

The Shahuindo mine achieved commercial production on May 1, 2016 based on criteria established by management which determined that the mine is operating as intended by management and has demonstrated the capability of sustained production. All pre-operating revenues from production have been credited against construction capital through April 30, 2016.

Further information about the Company’s declaration of commercial production at the Shahuindo mine can be found in the Company’s news release dated May 3, 2016 which is available on the Company’s website and has been filed under the Company’s profile on SEDAR at www.sedar.com.

RECENT DEVELOPMENTS

LA RAMADA SALE-LEASEBACK

On August 3, 2016, the Company terminated the currency swap associated with the La Ramada sale-leaseback for $1.9 million. On August 5, 2016, the Company terminated the lease for $10.8 million, including $0.3 million in termination fees and on the same date, the Company repurchased the La Ramada substation under the terms of the lease agreement. The termination of the lease is expected to result in a loss of up to $4.0 million or $0.01 per share in Q3 2016.

UPDATE ON LEGAL DECISION RELATING TO HEARING OF A 2013 ENVIRONMENTAL OPPOSITION

On November 26, 2015, Guatemala’s Constitutional Court upheld a lower court’s decision against Guatemala’s Ministry of Energy and Mines (“MEM”) and instructed MEM to hear an opposition that MEM had considered and rejected (without a hearing) in advance of issuing Escobal’s exploitation license in 2013. The validity of the license was not a question before the Court. In March 2016, a local non-government organization requested the Court clarify its ruling and issue an explicit statement invalidating the Escobal license. In May 2016, the Court rejected that request. In June 2016, MEM began the process of hearing the opposition which involve dated claims of prospective environmental harm (which never came to fruition) and inadequate consultation. All involved parties have filed briefs in the matter which will be heard on August 9, 2016. The Company expects MEM to issue its decision in the last half of 2016. Based on the legal posture of the case, the lack of any environmental damage after three years of operations and the extensive consultation process that MSR followed prior to issuance of the license, the Company expects a favorable ruling.

CHANGE IN MANAGEMENT

On August 9, 2016, the Company announced the following management changes, effective August 16, 2016:

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

•

Ron Clayton will become President and Chief Executive Officer and will be appointed to the Company’s Board of Directors. Kevin McArthur will resume his duties as Executive Chair and continue as a Director;

•	Elizabeth McGregor will become Vice President and Chief Financial Officer and Mark Sadler will move to the position of Vice President, Project Development;
•	Tom Fudge will become Vice President, Operations of the Company and David Howe will become Vice President Guatemala Operations and Managing Director, Minera San Rafael, S.A.;
•	Phil Dalke will become Vice President Peru Operations, replacing Tim Williams; and
•	Peter van Alphen will become Vice President Timmins Operations.

For additional details, see the Company’s press release dated August 9, 2016 which is available on the Company’s website and on SEDAR at www.sedar.com.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

FUTURE DEVELOPMENTS

2016 OPERATIONS OUTLOOK

The Company has revised its silver guidance regarding expected 2016 unit costs in the news release dated August 9, 2016 available at www.sedar.com or on the Company’s website at www.tahoeresources.com. The improvements to silver guidance reflect strong operating results from the Escobal mine during the first six months of 2016, as well as expectations for continued strong performance over the remainder of the year. The Company is now targeting the top end of its target range for production in 2016 of 18 to 21 million ounces. In addition, total cash costs per ounce net of by-product credits, are now expected to average between $5.50 and $6.50 per ounce silver compared to the previous guidance of $7.50 to $8.50 per ounce. All-in sustaining costs net of byproduct credits, are now expected to average between $8.00 and $9.00 per ounce silver versus the previous guidance of $10.00 to $11.00 per ounce of silver production.

2016 Guidance (1)(2)(3)(6)(7)

•	18 to 21 million ounces of silver contained in concentrates from the Escobal mine;
•	370 to 430 thousand ounces of gold in doré from the La Arena, Shahuindo, Timmins mines;
•	Cash costs per ounce(1)(5) range as outlined in the following table:

	Silver (revised)				Gold
Total cash costs per ounce before by-product credits	$8.10	to	$9.44	$675	to	$725
By-product per ounce credit for gold, lead and zinc(4)	(2.60)	to	(2.94)	-	to	-
Total cash costs per ounce net of by-product credits	$5.50	to	$6.50	$675	to	$725

All-in sustaining costs per ounce	$8.00	to	$9.00	$950	to	$1,000

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in the press releases dated August 9, 2016 available at www.sedar.com.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $1,984/tonne zinc.
(3)	Assumes payable by-product metal production: 10,154 ozs gold; 8,870 tonnes lead; 11,844 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.63; lead $0.84; zinc $1.13; total $2.60.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)

2016 Guidance figures presented are for the Escobal, La Arena and Shahuindo mines – full year of production and the Timmins mines – nine months of production based on acquisition date of April 1, 2016.

(7)	Numbers may not foot due to rounding.

The reconciliation which formed the basis for the ranges in the 2016 Guidance is as follows:

Total cash costs	Silver (revised)	Gold
Production costs	$142,000	$275,000
Add/(subtract)
Treatment and refining charges	32,000	-
Total cash costs before by-product credits(1)	$174,000	$275,000
Less gold credit	(13,200)	-
Less lead credit	(17,600)	-
Less zinc credit	(23,500)	-
Total cash costs net of by-product credits	$119,700	$275,000

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	390
Total cash costs per ounce before by-product credits	$8.70	$700
Total cash costs per ounce net of by-product credits	$6.00	$700

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver (revised)
	Total Credit	Credit per ounce
Gold Ounces	$13,200	$0.63
Lead Tonnes	$17,600	$0.84
Zinc Tonnes	$23,500	$1.13

All-in sustaining costs	Silver (revised)	Gold
Total cash costs net of by-product credits	$119,700	$275,000
Sustaining capital	29,000	75,000
Exploration	1,000	12,000
Reclamation cost accretion	200	1,600
General and administrative expenses	22,000	16,000
All-in sustaining costs	$171,900	$379,600

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	390
All-in sustaining costs per ounce produced net of by-product credits	$8.50	$975

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TARGETS AND INITIATIVES

Targets for the remainder of 2016 and over the next four years include the expansion of total gold production to over 550,000 ounces per year by 2020, including growing production in Canada to over 250,000 ounces per year over the same period. The Company is also targeting growth in reserves and/or resources at all of its operations, including growth of 2 to 4 million ounces in gold reserves and/or resources in Canada.

On May 3, 2016, the Company’s Board of Directors approved the Bell Creek Shaft Project (the “Shaft Project”). The shaft currently extends to a depth of approximately 300 metres and is used for secondary escape and ventilation. The mine is accessed using a surface ramp. The Shaft Project, when complete, will extend the shaft to the 1080 metre level elevation and equip the shaft to hoist ore and waste. The benefit of deepening the shaft is to allow lower cost production at higher production rates and accelerated delineation of the deep resources as well as exploration at depth. The Shaft Project is anticipated to cost approximately $80 million including a new hoist and headframe and is expected to be executed over the next 2.5 years.

The Board of Directors also approved additional spending to accelerate exploration and delineation of the 144 Gap area and the Gold River and Whitney projects. 2016 guidance remains unchanged, as the capital for the Shaft Project in 2016 and the additional exploration spending have been offset with other savings and do not result in spending outside of the ranges provided by prior projections.

Further information about the Company’s expansion plans can be found in the Company’s news release dated May 3, 2016 which has been filed under the Company’s profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q2 2016 and Q2 YTD 2016 and the comparative periods is as follows:

			Q2 YTD	Q2 YTD
	Q2 2016(2)	Q2 2015	2016(2)	2015(1)
Metal Sold
Silver (000’s ozs)	5,212	3,840	9,780	8,480
Gold (ozs) (8)	106,465	61,734	157,063	63,907
Lead (t)	2,402	1,602	4,788	3,812
Zinc (t)	3,513	2,507	6,849	6,002
Realized Price
Silver in concentrate (per oz)	$18.95	$15.29	$17.53	$16.32
Gold in concentrate (per oz)	$1,362	$1,089	$1,363	$1,157
Gold in doré (per oz)	$1,255	$1,182	$1,228	$1,182
Lead (per t)	$1,779	$2,330	$1,685	$2,002
Zinc (per t)	$2,237	$2,127	$2,057	$2,066
LBMA/LME Price(3)
Silver (per oz)	$16.78	$16.41	$15.82	$16.56
Gold (per oz)	$1,259	$1,193	$1,221	$1,206
Lead (per t)	$1,719	$1,947	$1,731	$1,876
Zinc (per t)	$1,918	$2,195	$1,799	$2,138
Revenues	$228,251	$133,812	$360,384	$219,094
Earnings from operations	$65,022	$2,615	$111,377	$41,303
Adjusted earnings (loss)	$57,873	$(2,428)	$93,362	$29,294
Adjusted earnings (loss) per common share
Basic	$0.19	$(0.01)	$0.35	$0.16
Diluted	$0.19	$(0.01)	$0.35	$0.16
Earnings (loss) attributable to common shareholders	$16,742	$(9,339)	$54,550	$22,551
Earnings (loss) per common share
Basic	$0.05	$(0.04)	$0.20	$0.12
Diluted	$0.05	$(0.04)	$0.20	$0.12
Dividends paid	$18,419	$13,589	$32,076	$22,450
Cash flow provided by operating activities before changes in working capital	$115,951	$28,027	$185,270	$76,920
Cash flow provided by operating activities	$37,678	$34,450	$62,971	$60,224
Cash and cash equivalents	$151,707	$112,222	$151,707	$112,222
Total assets	$2,981,740	$2,176,837	$2,981,740	$2,176,837
Total long-term liabilities	$269,984	$243,402	$269,984	$243,402
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$6.07	$9.27	$5.29	$8.17
All-in sustaining costs per silver ounce net of by-product credits(4)(7)	$8.16	$12.87	$7.06	$11.31
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$647	$540	$645	$540
All-in sustaining costs per gold ounce net of by-product credits(4)(6)	$973	$664	$930	$664

(1)	Comparative Q2 2015 and Q2 YTD 2015 numbers exclude operational and financial information from Lake Shore Gold.
(2)

Q2 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $1.60 and $0.79 for Q2 2015 and Q2 YTD 2015, respectively. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

All-in sustaining costs net of by-product credits per gold ounce produced exclude the impact of $10.3 million and $11.0 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold during Q2 2016 and Q2 YTD 2016, respectively.

(7)	All-in sustaining costs net of by-product credits per silver ounce produced exclude the impact of $5.7 million in non-recurring transaction costs related to the acquisition of Rio Alto during Q2 2015.
(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 106,465 and 157,063 gold ounces sold for Q2 2016 and Q2 YTD 2016 are 22,093 and 24,424 gold ounces sold at Shahuindo which include one and four months of pre-commercial production ounces sold (5,252 and 7,583 ounces of gold in doré sold in the month of April 2016 and the period January through April 2016, respectively).

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Basis of Presentation

The quarterly and year-to-date results presented are prepared in accordance with IAS 34. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s annual consolidated financial statements (the “consolidated financial statements”), except as noted in notes 3 and 4 of the interim financial statements.

Q2 YTD 2016 vs. Q2 YTD 2015

The Company generated earnings of $54.6 million for Q2 YTD 2016 compared to $22.6 million for Q2 YTD 2015 as a result of the following factors (comparative 2015 data excludes Lake Shore Gold and includes data from Rio Alto data beginning April 1, 2015):

Revenues

During Q2 YTD 2016, the Company sold in concentrate 9.8 million silver ounces and 4,105 gold ounces at realized prices of $17.53 and $1,363 per ounce, respectively, compared to 8.5 million silver ounces, 3,685 gold ounces at realized prices of $16.32 and $1,157 per ounce, respectively during Q2 YTD 2015. During Q2 YTD 2016, the Company sold in concentrate 4,788 tonnes of lead and 6,849 tonnes of zinc at realized prices of $1,685 and $2,057 per tonne, respectively, compared to 3,812 tonnes of lead and 6,002 tonnes of zinc at realized prices of $2,002 and $2,066 per tonne, respectively, during Q2 YTD 2015.

During Q2 YTD 2016, the Company sold 152,958 ounces of gold in doré at an average realized price of $1,228 per ounce compared to 60,222 ounces of gold in doré at an average realized price of $1,182 per ounce during Q2 YTD 2015.

Silver in concentrate sales increased by approximately 15% during Q2 YTD 2016 when compared to Q2 YTD 2015, and realized silver metal prices increased by approximately 7%. Gold sales increased by 92,736 ounces or 154% due to the inclusion of ounces in doré sold from the Timmins mines beginning April 1, 2016, the date of acquisition, in addition to a full six months of sales from La Arena and two months of commercial production sales from Shahuindo during Q2 YTD 2016. As a result, the Company generated revenues of $360.4 million, net of treatment and refining charges for Q2 YTD 2016, compared to $219.1 million in revenues for Q2 YTD 2015 - an increase of approximately $141.3 million or 64%.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at June 30, 2016 includes 3.2 million silver ounces and 1,963 gold ounces at $18.60 and $1,320 per ounce, respectively and 2,063 and 2,917 tonnes of lead and zinc at $1,781 and $2,104 per tonne, respectively.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $151.3 million for Q2 YTD 2016 compared to $102.5 million during Q2 YTD 2015. The increase is primarily due to the inclusion of production costs relating to the Timmins mines, acquired in Q2 2016 as well as a full six months of production costs from the La Arena mine and two months of production costs from the Shahuindo mine during Q2 YTD 2016.

Royalties

Under the voluntary royalty agreements between the Company and municipal and federal governments, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During Q2 YTD 2016 royalty expense was $10.2 million compared to $21.2 million in Q2 YTD 2015. Although there was an increase of 1.3 million silver ounces sold combined with a $1.21/oz increase in realized price during Q2 YTD 2016 when compared to Q2 YTD 2015, the overall decrease reflects a reduction in the statutory royalty rate when compared to the same period in 2015. As a result, there was a decrease of $10.0 million in royalty expense in Q2 YTD 2016 when compared to Q2 YTD 2015. This decrease is partially offset by the inclusion of royalties paid in Canada relating to the production and sales at the Timmins mines. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q2 YTD 2016, depreciation and depletion was $54.3 million compared to $30.8 million in Q2 YTD 2015. This increase is primarily due to the inclusion of depletion and depreciation relating to the Timmins mines, acquired in Q2 2016 as well as a full six months of depreciation and depletion from the La Arena mine and two months of depreciation and depletion from the Shahuindo mine during Q2 YTD 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $2.7 million for Q2 YTD 2016 compared to $2.5 million in Q2 YTD 2015. This is comprised of $0.7 million of exploration expense in Canada, $1.7 million in Peru and $0.3 million in Guatemala.

General and administrative expenses

General and administrative expenses were $30.5 million for Q2 YTD 2016 compared to $20.9 million for Q2 YTD 2015. This $9.6 million increase relates primarily to the inclusion of $11.0 million in transaction costs relating to the acquisition of Lake Shore Gold (an increase of $5.3 million when compared to the transaction costs recognized in Q2 YTD 2015 related to the acquisition of Rio Alto), an increase in salaries and share-based compensation of $0.8 million and increases in professional and consulting fees of $2.2 million and administrative and other expenses of $1.3 million. These increases primarily relate to the acquisition of Lake Shore Gold during Q2 YTD 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for Q2 YTD 2016 was $2.8 million compared to $2.2 million in Q2 YTD 2015. The current period increase is due to a full six months of interest incurred on the $35 million loan which was acquired as part of the Rio Alto transaction when compared to only three months of interest in the comparable prior year period. This was partially offset by the interest expense on the $50 million credit facility prior to its repayment during Q2 YTD 2015.

Net foreign exchange gain

A foreign exchange gain of $3.4 million was recognized during Q2 YTD 2016 compared to a gain of $0.7 million during Q2 YTD 2015. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD, Guatemalan quetzal and Peruvian sol exchange rates.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q2 YTD 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q2	Q1		Q4	Q3		Q2	Q1		Q4		Q3
	2016	2016	(1)	2015 (1)	2015	(1)	2015 (1)	2015	(1)(2)	2014	(1)(2)	2014	(1)(2)
Metal Sold
Silver (000’s ozs)	5,212	4,563		6,244	5,492		3,840	4,640		4,073		5,102
Gold (ozs) (8)	106,465	50,598		59,766	59,814		61,734	2,173		1,567		2,240
Lead (t)	2,402	2,386		3,396	2,557		1,602	2,210		1,818		2,257
Zinc (t)	3,513	3,336		4,542	2,753		2,507	3,495		3,068		2,265
Realized Price
Silver in concentrate (per oz)	$18.95	$15.92		$14.10	$14.33		$15.29	$17.16		$14.99		$16.87
Gold in concentrate (per oz)	$1,362	$1,364		$1,045	$1,104		$1,089	$1,204		$1,198		$1,158
Gold in doré (per oz)	1,255	1,166		1,089	1,106		1,182	-		-		-
Lead (per t)	$1,779	$1,590		$1,804	$1,764		$2,330	$1,763		$1,754		$2,140
Zinc (per t)	$2,237	$1,875		$1,549	$1,653		$2,127	$2,023		$2,112		$2,532
LBMA/LME Price(3)
Silver (per oz)	$16.78	$14.85		$14.77	$14.91		$16.41	$16.71		$16.50		$19.74
Gold (per oz)	$1,259	$1,181		$1,105	$1,124		$1,193	$1,219		$1,201		$1,283
Lead (per t)	$1,719	$1,744		$1,681	$1,712		$1,947	$1,807		$2,000		$2,183
Zinc (per t)	$1,918	$1,679		$1,612	$1,844		$2,195	$2,023		$2,235		$2,311
Revenues(8)	$228,251	$132,133		$154,891	$145,736		$133,812	$85,282		$65,396		$90,279
Adjusted earnings (loss)	$57,873	$35,489		$51,005	$18,610		$(2,428)	$34,119		$10,092		$20,650
Adjusted earnings (loss) per Common Share
Basic	$0.19	$0.16		$0.22	$0.08		$(0.01)	$0.23		$0.07		$0.14
Diluted	$0.19	$0.16		$0.22	$0.08		$(0.01)	$0.23		$0.07		$0.14
Earnings (loss) from operations	$65,022	$46,355		$(146,973)	$26,118		$2,615	$38,688		$15,829		$28,754
Earnings (loss)	$16,742	$37,808		$(107,717)	$13,255		$(9,339)	$31,890		$9,836		$20,036
Earnings (loss) per common share
Basic	$0.05	$0.17		$(0.47)	$0.06		$(0.04)	$0.22		$0.07		$0.13
Diluted	$0.05	$0.17		$(0.47)	$0.06		$(0.04)	$0.22		$0.07		$0.13
Dividends paid	$18,419	$13,657		$13,640	$13,627		$13,589	$8,862		$2,953		$-
Cash flow provided by operating activities before changes in working capital	$115,951	$69,319		$96,786	$52,962		$28,027	$48,893		$27,548		$42,083
Cash flow provided by operating activities	$37,678	$25,293		$54,161	$52,690		$34,450	$25,774		$17,773		$62,321
Cash and cash equivalents	$151,707	$90,790		$108,667	$110,553		$112,222	$85,951		$80,356		$78,897
Total assets	$2,981,740	$2,005,860		$2,002,461	$2,205,269		$2,176,837	$997,462		$975,628		$963,267
Total non-current liabilities	$269,984	$194,679		$187,550	$255,626		$243,402	$5,331		$5,693		$5,099
Costs per silver/gold ounce produced
Total cash costs net of by-product credits(4)(5)	$6.07/647	$4.51/638		$2.23/541	$6.75/548		$9.27/540	$7.10		$6.26		$7.02
All-in sustaining costs per ounce net of by-product credits(4)(6)(7)	$8.16/973	$5.97/825		$4.85/774	$9.72/729		$12.87/664	$9.78		$9.09		$9.62

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.
(2)	Comparative Q1 2015 and prior quarter numbers exclude operational and financial information from the La Arena and Shahuindo mines.
(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced for Q2 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a negative per ounce impact of $1.60 per ounce. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016 and Q2 2016 exclude the impact of $0.7 million and $10.3 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(7)

All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 106,465 gold ounces sold are 22,093 gold ounces at Shahuindo for Q2 2016 which include one month of pre- commercial production ounces produced and sold (5,252 ounces of gold in doré sold in the month of April 2016).

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Basis of Presentation

The quarterly results presented are prepared in accordance with IAS 34. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s annual consolidated financial statements, except as noted in notes 3 and 4 of the interim financial statements.

Q2 2016 vs. Q2 2015

The Company generated earnings of $16.7 million for Q2 2016 compared to a loss of $9.3 million for Q2 2015 as a result of the following factors:

Revenues

During Q2 2016, the Company sold in concentrate 5.2 million silver ounces and 1,981 gold ounces at realized prices of $18.95 and $1,362 per ounce, respectively, compared to 3.8 million silver ounces and 1,512 gold ounces at realized prices of $15.29 and $1,089 per ounce, respectively during Q2 2015. During Q2 2016, the Company sold in concentrate 2,402 tonnes of lead and 3,513 tonnes of zinc at realized prices of $1,779 and $2,237 per tonne, respectively, compared to 1,602 tonnes of lead and 2,507 tonnes of zinc at realized prices of $2,330 and $2,127 per tonne, respectively, during Q2 2015.

During Q2 2016, the Company sold 104,484 ounces of gold in doré, including pre-commercial production ounces from Shahuindo, at an average realized price of $1,257 per ounce compared to 60,222 ounces of gold in doré at an average realized price of $1,182 per ounce during Q2 2015. There were no pre-commercial production ounces from Shahuindo during Q2 2015.

Concentrate sales in ounces increased by 37% during Q2 2016 when compared to Q2 2015 combined with an increase in realized silver metal prices of approximately 24%. The inclusion of doré sales from the Timmins mines as well as commercial production revenues from Shahuindo, resulted in total revenues of $228.3 million, net of treatment and refining charges for Q2 2016, compared to $133.8 million in revenues for Q2 2015. This is an increase in metal revenues of approximately $94.5 million or 71%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $92.2 million for Q2 2016 compared to $78.5 million during Q2 2015. The increase is primarily due to the inclusion of production costs at the Timmins mines, acquired in Q2 2016 in addition to two months of production costs at the Shahuindo mine after the declaration of commercial production on May 1, 2016.

Royalties

Under the voluntary royalty agreements between the Company and municipal and federal governments, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During Q2 2016, royalty expense was $9.2 million compared to $14.2 million in Q2 2015. Although there was an increase of 1.4 million silver ounces sold combined with a $3.66/oz increase in realized price during Q2 2016 when compared to Q2 2015, the overall decrease reflects a reduction in the statutory royalty rate when compared to the same period in 2015. As a result, there was a decrease of $5.0 million in royalty expense in Q2 2016 when compared to Q2 2015. This was offset by an increase in royalties paid as a result of the acquisition of the Timmins mines during Q2 2016. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q2 2016, depreciation and depletion was $36.7 million compared to $21.4 million in Q2 2015. This increase of $15.2 million is primarily due to the depletion and depreciation relating to the Timmins mines, acquired in Q2 2016 as well as two months of depreciation and depletion from the Shahuindo mine during Q2 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $2.4 million for Q2 2016 compared to $2.0 million in Q2 2015. This is comprised of $0.7 million of exploration expense in Canada, $1.5 million in Peru and $0.2 million in Guatemala.

General and administrative expenses

General and administrative expenses were $22.6 million for Q2 2016 compared to $15.1 million for Q2 2015. This $7.5 million increase relates primarily to the inclusion of $11.0 million in transaction costs associated with the acquisition of Lake Shore Gold during Q2 2016 (an increase of $5.3 million when compared to the transaction costs recognized in Q2 2015 related to the acquisition of Rio Alto), an increase in professional and consulting fees of $1.8 million and an increase of $0.8 million in administrative and other expenses related primarily to the acquisition of Lake Shore Gold during Q2 2016. These were offset by decreases in salaries and benefits and share-based compensation totaling $0.4 million.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for Q2 2016 was $0.9 million compared to $1.3 million in Q2 2015. The decrease is due to the repayment of the $50 million credit facility during Q2 2015 offset by the interest expense on the $35 million loan which was acquired as part of the Rio Alto transaction.

Net foreign exchange gain

A foreign exchange gain of $1.3 million was recognized during Q2 2016 compared to $0.6 million recognized during Q2 2015. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD, Guatemalan quetzal and Peruvian sol exchange rates.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q2 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Q2 2016 vs. Q1 2016

The Company generated earnings of $16.7 million for Q2 2016 compared to earnings of $37.8 million for Q1 2016 as a result of the following factors:

Revenues

During Q2 2016, the Company sold in concentrate 5.2 million silver ounces and 1,981 gold ounces at realized prices of $18.95 and $1,362 per ounce, respectively, compared to 4.6 million silver ounces and 2,124 gold ounces at realized prices of $15.92 and $1,364 per ounce, respectively during Q1 2016. During Q2 2016, the Company sold in concentrate 2,402 tonnes of lead and 3,513 tonnes of zinc at realized prices of $1,779 and $2,237 per tonne, respectively, compared to 2,386 tonnes of lead and 3,336 tonnes of zinc at realized prices of $1,590 and $1,875 per tonne, respectively, during Q1 2016.

During Q2 2016, the Company sold 104,484 ounces of gold in doré, including pre-commercial production ounces from Shahuindo, at an average realized price of $1,255 per ounce compared to 48,474 ounces of gold in doré, including pre-commercial production ounces from Shahuindo, at an average realized price of $1,166 per ounce during Q1 2016.

Concentrate sales in ounces increased by 13% during Q2 2016 when compared to Q1 2016 and realized silver metal prices increased by approximately 20%. In addition, the inclusion of doré sales from the Timmins mines and two months of commercial production sales from the Shahuindo mine resulted in total revenues of $228.3 million, net of treatment and refining charges for Q2 2016, compared to $132.1 million in revenues for Q1 2016. This is an increase in metal revenues of approximately $96.2 million or 73%.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $92.2 million for Q2 2016 compared to $59.0 million during Q1 2016. The increase is primarily due to the inclusion of production costs at the Timmins mines and two months of production costs at the Shahuindo mine.

Royalties

Under the voluntary royalty agreements between the Company and municipal and federal governments, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During Q2 2016, royalty expense was $9.2 million compared to $0.9 million in Q1 2016. Additional royalties paid are a direct result of a higher realized silver price during Q2 2016, an increase of $3.03/oz when compared to Q1 2016, combined with an increase of 0.6 million silver ounces sold and the inclusion of royalties as a result the acquisition of Lake Shore Gold during Q2 2016. The majority of silver sales during Q1 2016 were at a realized price below $16/oz and therefore no royalty obligation was triggered on those sales. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q2 2016, depreciation and depletion was $36.7 million compared to $17.6 million in Q1 2016. This increase of $19.1 million is primarily due to the depletion and depreciation relating to the Timmins mines, acquired in Q2 2016 as well as two months of depreciation and depletion from the Shahuindo mine during Q2 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $2.4 million for Q2 2016 compared to $0.4 million in Q1 2016. This is comprised of $0.7 million of exploration expense in Canada, $1.5 million in Peru and $0.2 million in Guatemala.

General and administrative expenses

General and administrative expenses were $22.6 million for Q2 2016 compared to $7.9 million for Q1 2016. This $14.7 million increase relates primarily to the inclusion of $11.0 million in transaction costs associated with the acquisition of Lake Shore Gold during Q2 2016, a $2.0 million increase in professional and consulting fees, an increase of $1.3 million in share-based payments and a $0.8 million increase in administrative and other expenses related primarily to the acquisition of Lake Shore Gold during Q2 2016. These increases were offset by decreases in salaries and benefits of $0.4 million.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for Q2 2016 was $0.9 million compared to $1.9 million in Q1 2016. This decrease is due to a lower interest rate realized on the refinancing of the $35 million loan during Q2 2016.

Net foreign exchange loss

A foreign exchange gain of $1.3 million was recognized during Q2 2016 compared to $2.2 million recognized during Q1 2016. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD, Guatemalan quetzal and Peruvian sol exchange rates.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q2 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED OPERATIONAL RESULTS

Q2 2016 AND Q2 2015(5)

Selected quarterly segmented operational information from continuing operations for Q2 2016 and Q2 2015 is as follows:

	Q2 2016/Q2 2015
				Timmins
	Escobal	La Arena	Shahuindo(6)	mines	Total
Revenues	$103,658	$63,926	$21,540	39,127	$228,251
	$62,615	$71,197	$-	-	$133,812
Silver produced (000’s ozs)	5,717	6	17	-	5,740
	4,490	6	-	-	4,496
Gold produced (ozs)	2,711	50,864	16,945	39,167	109,687
	2,069	60,282	-	-	62,351
Silver sold (000’s ozs)	5,184	5	15	-	5,212
	3,834	6	-	-	3,840
Gold sold (ozs)	1,981	51,241	22,093	31,150	106,465
	1,512	60,222	-	-	61,734
Average realized price (1) (per oz)

Silver	$18.95	$-	$-	-	$18.95
	$15.29	$-	$-	-	$15.29
Gold	$1,362	$1,244	$1,267	1,263	$1,257
	$1,089	$1,182	$-	-	$1,182
Costs per ounce produced(2)(3)(4)
Total cash costs	$6.07	$649	$684	634	$6.07/647
	$9.27	$540	$-	-	$9.27/540
All-in sustaining costs	$8.16	$880	$997	1,087	$8.16/973
	$12.87	$664	$-	-	$12.87/664

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $16.78 and $1,259, respectively for Q2 2016 and $16.41 and $1,193, respectively for Q2 2015.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	The Company does not report on a gold equivalent ounce (“GEO”) basis and therefore there is no consolidated total for costs per GEO ounce produced.
(5)	Comparative Q2 2015 numbers exclude operational and financial information from Lake Shore Gold.
(6)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. The 16,945 gold ounces produced in doré and 22,093 gold ounces sold at Shahuindo for Q2 2016 as presented include one month of pre-commercial production ounces produced and sold (5,816 gold ounces in doré produced and 5,252 ounces of gold in doré sold in the month of April 2016).

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2016 AND Q2 YTD 2015(5)

Selected quarterly segmented operational information from continuing operations for Q2 YTD 2016 and Q2 YTD 2015 is as follows:

	Q2 YTD 2016/Q2 YTD 2015
				Timmins
	Escobal	La Arena	Shahuindo(6)	mines	Total
Revenues	$181,826	$117,891	$21,540	39,127	$360,384
	$147,897	$71,197	$-	-	$219,094
Silver produced (000’s ozs)	11,412	12	22	-	11,446
	9,067	6	-	-	9,073
Gold produced (ozs)	6,009	97,457	24,535	39,167	167,168
	4,611	60,282	-	-	64,893
Silver sold (000’s ozs)	9,745	11	17	-	9,780
	8,474	6	-	-	8,480
Gold sold (ozs)	4,105	97,384	24,424	31,150	157,063
	3,685	60,222	-	-	63,907
Average realized price (1) (per oz)
Silver	$17.53	$-	$-	-	$17.53
	$16.32	$-	$-	-	$16.32
Gold	$1,363	$1,209	$1,267	1,263	$1,231
	$1,157	$1,182	$-	-	$1,182
Costs per ounce produced(2)(3)(4)
Total cash costs	$5.29	$645	$684	634	$5.29/645
	$8.17	$540	$-	-	$8.17/540
All-in sustaining costs	$7.06	$859	$997	1,087	$7.06/930
	$11.31	$664	$-	-	$11.31/664

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $15.82 and $1,221 for Q2 YTD 2016 and $16.56 and $1,206 for Q2 YTD 2015, respectively.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)

Cost per silver ounce produced at the Escobal mine and average cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	The Company does not report on a gold equivalent ounce (“GEO”) basis and therefore there is no consolidated total for costs per GEO ounce produced.
(5)

Comparative Q2 YTD 2015 numbers exclude operational and financial information from Lake Shore Gold and include operational and financial information from La Arena beginning April 1, 2015, the date of acquisition of Rio Alto.

(6)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. The 24,535 gold ounces produced in doré and 24,424 gold ounces sold at Shahuindo for Q2 YTD 2016 as presented include four months of pre-commercial production ounces produced and sold (13,407 gold ounces in doré produced and 7,583 ounces of gold in doré sold for the period of January through April 2016).

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

Escobal Mine

	Q2 2016	Q2 2015	Q2 YTD 2016	Q2 YTD 2015

Tonnes Milled	399,286	390,177	787,283	725,351
Average Tonnes Milled (tpd)	4,388	4,288	4,326	4,007
Average Metal Grades
Silver (g/t)	509	422	516	458
Gold (g/t)	0.35	0.28	0.38	0.33
Lead	0.77%	0.58%	0.79%	0.67%
Zinc	1.30%	0.99%	1.32%	1.13%
Average Metal Recovery(1)
Silver	87.6%	84.8%	87.4%	84.9%
Gold	60.3%	59.8%	62.0%	60.3%
Lead	87.6%	86.2%	87.6%	86.5%
Zinc	77.6%	76.4%	79.2%	77.5%
Recovered Metal(2)
Silver Ounces	5,717,174	4,489,826	11,411,835	9,067,151
Gold Ounces	2,711	2,069	6,009	4,611
Lead Tonnes	2,699	1,958	5,436	4,215
Zinc Tonnes	4,037	2,954	8,261	6,364
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by- product credits	$8.61	$11.65	$7.70	$10.85
Total cash costs per ounce net of by- product credits	$6.07	$9.27	$5.29	$8.17
Total production costs per ounce net of by-product credits	$8.71	$12.14	$7.75	$10.62
All-in sustaining costs per ounce net of by-product credits	$8.16	$12.87	$7.06	$11.31
Capital Expenditures(4)	$7,295	$8,480	$12,588	$16,353

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	Capital expenditures include project and sustaining capital.

The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations are exploiting the intermediate sulfidation silver-gold-lead-zinc mineralization by underground longhole stoping methods at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead and zinc concentrates for sale to international smelters. Proven and Probable mineral reserves at the Escobal mine as of January 1, 2016 totaled 29.1 million tonnes at an average silver grade of 332 g/t containing 310.4 million ounces of silver, with significant quantities of gold and base metals.

Escobal operational highlights include:

•

Average mill throughput of 4,388 tpd, with an average silver head grade of 509 g/t for Q2 2016 compared to average mill throughput of 4,288 tpd with an average silver head grade of 422 g/t for Q2 2015.

•

Produced metal concentrates containing 5.7 million ounces of silver, 2,711 ounces of gold, 2,699 tonnes of lead and 4,037 tonnes of zinc for Q2 2016, compared to 4.5 million ounces of silver, 2,069 ounces of gold, 1,958 tonnes of lead and 2,954 tonnes of zinc for Q2 2015.

•	Average silver recovery to concentrates of 87.6% for Q2 2016 compared to 84.8% for Q2 2015.

•

Produced 6,266 tonnes of lead concentrates containing an average silver grade of 26,505 g/t for Q2 2016 compared to 4,712 tonnes of lead concentrates containing an average silver grade of 28,227 g/t for Q2 2015.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q2 2016, 6,024 dry metric tonnes (“dmt”) of lead concentrate and 7,523 dmt of zinc concentrate containing approximately 5.3 million payable ounces of silver were shipped and sold to third party smelters compared to 4,220 dmt of lead concentrate and 5,668 dmt of zinc concentrate containing approximately 3.9 million payable ounces of silver shipped and sold during Q2 2015.

Q2 2016 concentrate sales generated $103.7 million in revenues at mine operating costs of $53.8 million resulting in mine operating earnings of $49.9 million. Concentrate sales for Q2 2015 generated $62.6 million in revenues at operating costs of $61.1 million resulting in a mine operating loss of $13.3 million.

Total cash costs per ounce of silver produced in concentrate, net of by-product credits, for Q2 2016 were $6.07, compared to $11.65 for Q2 2015. Revised 2016 guidance can be found in the “2016 Operations Outlook” section of this MD&A. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Underground Development and Production

During Q2 2016 and Q2 YTD 2016, the Escobal mine delivered approximately 394,200 and 786,200 tonnes of ore to the surface, the majority of which were mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. The first five transverse longhole stopes in the East Zone were developed and delivered approximately 30,000 tonnes of ore to the surface.

Underground ramp, sublevel and stope development continued to advance in support of the life-of-mine production schedule, with 2,274 and 4,144 metres of development completed in Q2 2016 and Q2 YTD 2016, respectively.

Mill Performance

Mill throughput averaged 4,388 and 4,326 tpd during Q2 2016 and Q2 YTD 2016, respectively. The mill processed a total of 399,286 and 787,283 tonnes with an average silver recovery of 87.6% and 87.4% during Q2 2016 and Q2 YTD 2016, respectively. Concentrate production totaled 6,266 and 12,162 tonnes of lead concentrate and 7,377 and 14,926 tonnes of zinc concentrate containing 5.7 million and 11.4 million ounces of silver during Q2 2016 and Q2 YTD 2016

Capital Projects

The new paste backfill plant has been performing to management’s expectations. Engineering and plant-scale studies have demonstrated the underground booster pump station previously envisioned for delivery of paste to the East Zone can be replaced by the installation of a pulsation dampener used in conjunction with paste additives.

A series of underground dewatering wells will be installed in advance of primary ramp development below the 1190 level, currently the deepest production level of the mine. Drilling of the dewatering wells is scheduled to begin in September 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena

	Q2 2016	Q2 2015	Q2 YTD 2016	Q2 YTD 2015	(5)

Tonnes Ore Mined (000’s)	3,961	3,193	7,594	3,193
Strip Ratio	2.08	1.72	2.19	1.72
Tonnes Placed on Pads(1) (000’s)	3,770	3,446	7,402	3,446
Average Gold Grade(g/t)	0.48	0.60	0.48	0.60
Gold Ounces Placed on Pads	57,923	65,895	114,215	65,895
Average Gold Recovery(2)	86%	86%	86%	86%
Gold Ounces Produced in Doré	50,864	60,282	97,457	60,282
Costs Per Ounce Gold Produced(3)
Total cash costs per ounce before by- product credits	$647	$542	$644	$542
Total cash costs per ounce net of by- product credits	$649	$540	$645	$540
Total production costs per ounce net of by-product credits	$766	$682	$774	$682
All-in sustaining costs per ounce net of by-product credits	$880	$664	$859	$664
Capital Expenditures(4)	$7,899	$7,387	$13,091	$7,387

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)	Estimated percent recovery of metal placed onto leach pads.
(3)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	Capital expenditures include project and sustaining capital.
(5)	Q2 YTD 2015 includes results from La Arena beginning April 1, 2015, the date of acquisition.

The La Arena gold mine is located in the Huamachuco District of northern Peru, 480km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column adsorption-desorption-refining processes which produce a gold-rich doré for sale to international refineries. Proven and Probable oxide mineral reserves at the La Arena mine as of January 1, 2016 totaled 80.3 million tonnes at an average gold grade of 0.36 g/t containing 919,000 ounces of gold.

La Arena operational highlights:

•	There were 3,960,519 tonnes of ore mined and 8,243,497 of waste for a strip ratio of 2.08 in Q2 2016;

•	There were 3,769,599 tonnes of ore placed on the pad at an average gold grade of 0.48 g/t during Q2 2016;

•	There were 57,923 gold ounces placed on the pad during Q2 2016; and

•	There were 50,864 gold ounces produced in doré and 42,870 gold ounces sold during Q2 2016.

Q2 2016 gold sales generated $63.9 million in revenues at mine operating costs of $43.2 million resulting in mine operating earnings of $20.7 million. Q2 2015 gold sales generated $71.2 million in revenues at mine operating costs of $53.0 million resulting in mine operating earnings of $18.2 million.

Total cash costs per ounce of gold produced, net of by-product credits, for Q2 2016 were $649/oz during Q2 2016. Q2 2016 cash costs are below the 2016 guidance range of $675 to $725 per gold ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A. Revised 2016 guidance can be found in the “2016 Operations Outlook” section of this MD&A.

Pit Development and Production

Production from the Calaorco pit in the quarter totaled 3.96 million tonnes of ore at an average strip ratio of 2.08. A total of 3.77 million tonnes at an average grade of 0.48 Au g/t containing 57,923 gold ounces were placed on the leach pads, with the remainder of the ore stockpiled.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Ore and waste continue to be mined from the third and fourth phases of the Calaorco Pit, with pit phase 3 nearing completion. Excavation of pit phase 5 was initiated in Q2 2016 on the eastern flank of the Calaorco Pit. A new final pit design that will be incorporated into the 2017 life-of-mine plan is in progress.

Adsorption, Desorption and Refining Process Plant

The adsorption, desorption and refining process plant performed well over the period with an average of 13.5 hectares under irrigation throughout Q2 2016. Pregnant solution collected in the pregnant leach solution pond was pumped to the adsorption circuit at an average rate of 1300 m3 per hour. Drought conditions experienced in areas of north-central Peru have not impacted operations at La Arena.

The La Arena plant produced 50,864 ounces of gold in doré during Q2 2016. Gold recovery continues to be approximately 86%.

Capital Projects

Sustaining capital projects during Q2 2016 included planned extensions to the leach pad, pit phase 4A3 and the waste dump phases 3B and 4B. These projects remain on schedule to meet 2016 production requirements.

Installation of a re-pumping station to provide for irrigation of the final four and five lifts of the pad stacking design is 60% complete and is expected to be operational in Q3 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo

	Q2 2016	(5)	Q2 2015	Q2 YTD 2016	(5)	Q2 YTD 2015	(5)

Tonnes Ore Mined(000’s)	1,417		-	2,507		-
Strip Ratio	0.81		-	0.58		-
Tonnes Placed on Pads(1) (000’s)	904		-	1,695		-
Average Gold Grade(g/t)	0.84		-	0.89		-
Gold Ounces Placed on Pads	23,996		-	48,505		-
Average Gold Recovery(2)	67%		-	67%		-
Gold Ounces Produced in Doré(5)	16,945		-	24,535		-
Costs Per Ounce Gold Produced(3)(6)
Total cash costs per ounce before by- product credits	$699		$-	$699		$-
Total cash costs per ounce net of by- product credits	$684		$-	$684		$-
Total production costs per ounce net of by-product credits	$881		$-	$881		$-
All-in sustaining costs per ounce net of by-product credits	$997		$-	$997		$-
Capital Expenditures(4)	$14,087		$-	$29,778		$-

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)	Estimated percent recovery of metal placed onto leach pads.
(3)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	Capital expenditures include project and sustaining capital for the periods presented offset by a $9,388 pre-operating credit.
(5)

Commercial production at Shahuindo was declared on May 1, 2016. The 16,945 and 24,535 gold ounces produced in doré at Shahuindo for Q2 2016 and Q2 YTD 2016, respectively, include pre-commercial production ounces produced (5,816 and 13,407 gold ounces in doré produced in the month of April 2016 and the period of January through April 2016, respectively).

(6)	Q2 2016 and Q2 YTD 2016 costs per ounce gold produced are calculated based on the two months of operational results after the declaration of commercial production on May 1, 2016.

The Shahuindo gold mine is located in the province of Cajabamba of northern Peru, approximately 510km north-northwest of Lima and 30km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in early 2017. The mine is currently operating at a rate of 10,000 tonnes of ore per day and scheduled to increase to 36,000 tonnes of ore per day in 2018. Proven and Probable oxide mineral reserves at the Shahuindo mine as of January 1, 2016 totaled 111.9 million tonnes at an average gold grade of 0.53 g/t containing 1.91 million ounces of gold. The Company declared commercial production at Shahuindo in May 2016.

Shahuindo operational highlights (includes pre-commercial production data):

•	There were 1,417,498 tonnes of ore mined and 1,145,816 of waste for a strip ratio of 0.81 in Q2 2016;

•	There were 903,940 tonnes of ore placed on the pad at an average gold grade of 0.84 g/t during Q2 2016;

•	There were 23,996 gold ounces placed on the pad during Q2 2016; and

•	There were 16,945 gold ounces produced in doré and 22,093 gold ounces sold during Q2 2016.

Q2 2016 gold sales generated $21.5 million in revenues at mine operating costs of $8.1 million resulting in mine operating earnings of $13.4 million. Q2 2016 revenues were generated from the sale of 16,842 ounces of gold in doré after the declaration of commercial production on May 1, 2016.

Total cash costs per ounce of gold produced, net of by-product credits, for Q2 2016 were $684. Q2 2016 cash costs are within the 2016 guidance range of $675 to $725 per gold ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A. Revised 2016 guidance can be found in the “2016 Operations Outlook” section of this MD&A.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit Development and Production

Production from the Shahuindo pit in Q2 2016 totaled 1.42 million tonnes of ore at an average strip ratio of 0.81. A total of 0.9 million tonnes at an average grade of 0.84 Au g/t containing 23,996 gold ounces were placed on the leach pads during Q2 2016.

Ore and waste continue to be mined from the initial three benches of the starter pit. A portion of the ore contains more fine-grained siltstone intercalated with sandstone than originally predicted; this material is being blended with coarser-grained sandstone as it is placed on the leach pads to improve leaching permeability. Sandstone waste is being used in construction for structural platforms in the waste dump, pad 2A construction and the pad 2B stability platform.

Adsorption, Desorption and Refining Process Plant

The Shahuindo plant produced 16,945 ounces of gold in doré during the second quarter of 2016, which includes 5,816 ounces of gold in doré pre-commercial production. Gold recovery is estimated to be approximately 67%. The plant is currently processing 330 m3 per hour of pregnant solution, which is the design capacity of the existing circuit. A second circuit has been installed and is available if required.

Due to severe drought conditions experienced in north-central Peru, the irrigation area on the leach pad was temporarily reduced from 5.0 ha to 2.0 ha due to a decrease in the availability of process water. Pumps installed in existing piezometers and water delivered to the site via water tanker trucks has allowed the irrigation area to be increased to 3.7 ha. Drilling to establish additional permanent water supplies is underway and management expects an adequate supply of process water to be available in the second half of 2016.

Capital Projects

Construction of the mine camp, offices, commissary and other ancillary facilities are nearing completion and in use. The fuel farm installation was also completed in the quarter.

Project capital includes construction of the second leach pad (pad 2A), which was advanced to 86% completion with 4.0 ha of liner placed at the end of Q2 2016. The solution canal connecting pad 2A to the existing pad is advancing and expected to be operational in Q3 2016. Construction of the life-of-mine waste dump facility platform and foundation is in progress as is preparation for additional haul roads.

Given the leaching and percolation characteristics experienced in full-scale operations, the Company has elected to bring forward the installation of the crushing and agglomeration circuit from 2018 to 2017. This is expected to increase gold recovery and to optimize long-term production.

The crushing, agglomeration and stacking circuit will be constructed in two stages, with the first stage designed to an average throughput of 12,000 tpd and the second stage designed to an average throughput of 24,000 tpd (total 36,000 tpd). Engineering, equipment selection and vendor selection for the 12,000 tpd circuit have been completed; site layout definition, earthworks and civil works engineering is nearing completion. Commissioning of the 12,000 tpd circuit is scheduled for March 2017. Engineering and procurement for the 24,000 tpd circuit will begin in Q1 2017 with construction beginning in Q3 2017 for an anticipated commissioning in Q1 2018. Total project capital is estimated to be $75 to $80 million.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins Mines

	Q2 2016	Q2 2015	(4)	Q2 YTD 2016	(4)	Q2 YTD 2015	(4)

Tonnes Ore Mined	300,225	-		300,225		-
Tonnes Ore Milled	300,115	-		300,115		-
Average Tonnes Milled (tpd)	3,298	-		3,298		-
Average Gold Grade(g/t)	4.18	-		4.18		-
Average Gold Recovery	96.1%	-		96.1%		-
Gold Ounces Produced in Doré(1)	39,167	-		39,167		-
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by- product credits	$637	$-		$637		$-
Total cash costs per ounce net of by- product credits	$634	$-		$634		$-
Total production costs per ounce net of by-product credits	$934	$-		$934		$-
All-in sustaining costs per ounce net of by-product credits	$1,087	$-		$1,087		$-
Capital Expenditures(3)	$35,754	$-		$35,754		$-

(1)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(2)	Capital expenditures include project and sustaining capital.
(3)	Capital expenditures in the Timmins mines segment includes the acquired 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine of $12.5 million.
(4)	Results from the Timmins mines prior to the acquisition date of April 1, 2016 are excluded.

Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill. Total cash costs per ounce of gold produced, net of by-product credits, for Q2 2016 were $634. Q2 2016 cash costs are below the 2016 guidance range of $675 to $725 per gold ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A. Updated 2016 guidance can be found in the “2016 Operations Outlook” section of this MD&A.

Timmins mines operational highlights:

•	There were 300,225 tonnes of ore mined in Q2 2016;

•	Average mill throughput of 3,298 tpd, with an average gold grade of 4.18 g/t for Q2 2016;

•	Average gold recovery of 96.1% for Q2 2016; and

•	There were 39,167 gold ounces produced in doré and 31,150 gold ounces sold during Q2 2016.

Q2 2016 gold sales generated $39.1 million in revenues at mine operating costs of $33.2 million resulting in mine operating earnings of $5.9 million.

Bell Creek

The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 900 tonnes of ore per day. Ore is processed at the Bell Creek mill. Proven and Probable mineral reserves at the Bell Creek mine as of January 1, 2016 totaled 2.1 million tonnes at an average gold grade of 4.50 g/t containing 309,000 ounces of gold.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Underground Development and Production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,146 meters of development completed in the second quarter.
During Q2 2016, the Bell Creek mine produced approximately 78,158 tonnes of ore at an average gold grade of 4.14 g/t containing 10,394 ounces of gold, mined from longitudinal longhole stopes on multiple production sublevels.

Capital Projects

Work on the Bell Creek shaft expansion project began in the second quarter, with key positions hired and underground shaft access development commencing in June. Engineering resources are in place and shaft engineering work is underway.

Construction of the Phase 4 North tailings facility expansion at the Bell Creek Complex began in the second quarter and is expected to be completed to allow for deposition in October 2016.

Timmins West

The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the newly-discovered 144 Gap deposit which is currently under development. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing. Proven and Probable mineral reserves at the Timmins West mine as of January 1, 2016 totaled 2.9 million tonnes at an average gold grade of 4.20 g/t containing 392,000 ounces of gold.

Underground Development and Production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,682 metres of development completed in the second quarter. Progress was made on the infrastructure development at the144 Gap deposit and included ramp, raise and lateral development to access the resource.

During Q2 2016, the Timmins West mine produced 222,067 tonnes of ore at an average gold grade of 4.19 g/t containing 29,957 ounces of gold, mined primarily from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West and Thunder Creek deposits.

Bell Creek Mill

The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.

During the second quarter of 2016, the Bell Creek mill processed a total of 300,115 tonnes of ore from the Bell Creek and Timmins West mines at an average gold grade of 4.19 g/t, with 39,167 ounces of gold produced in doré. Gold recovery averaged 96.1% .

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

PROJECTS

La Arena copper-gold sulfide project

Geologic modeling of the La Arena copper-gold sulfide project (the “Sulfide Project”) was completed during Q2 2016. An updated resource model incorporating the refined geologic interpretation is in progress and the project scoping study is expected to begin in late 2016. No exploration drilling was completed at the Sulfide Project during Q2 2016.

Whitney project

The Whitney project is currently a joint venture for which the Company is the operator. Located adjacent to the Bell Creek Complex, the Whitney project covers approximately 8.9km 2 of highly prospective exploration property and has the potential to add significant new resources to the Company’s portfolio. Recent work by the Company includes drilling and environmental studies which could be used to support future resource updates.

On July 5, 2016, the Company announced it had signed a letter of intent to increase its ownership interest in the Whitney project from 70% to 100%. Under the terms of the letter of intent, the Company will assume all closure liabilities with respect to the Whitney project, including historic liabilities estimated by the Company to be approximately $12.0 million, an amount which the Company believes could be reduced through the development and operation of an open-pit mine. The current joint venture partner would retain the 2% NSR royalty that would result from non-participation. The transaction is subject to execution of a definitive agreement and to the approval of the Company’s Board of Directors.

EXPLORATION

Guatemala

All identified mineral resources for the Escobal project are located on the Escobal exploitation concession. Combined with the Juan Bosco exploration concession, these two concessions comprise the project area where mineralization is now defined over a 3,000 metre strike length and 2,000 metre vertical range.

Exploration at the Escobal project during Q2 2016 focused on drilling the area between the Central and East Escobal zones from an underground drill platform. A total of three holes for 1,759 metres were completed during the quarter and YTD.

Prior exploration identified a number of mineralized targets throughout the region that occur on concessions that have not yet been granted. Given the prior administration’s proposed moratorium on new licenses, regional exploration efforts outside of our two approved licenses were suspended in 2015. In 2016, the Company commenced discussions with Guatemala’s new administration regarding outstanding concession applications and exploration plans. There are no current plans to explore outside of the Escobal mine perimeter until the Company has completed additional engagement with local communities and received approvals from government ministries.

Guatemala exploration expenditures totaled $0.2 million for Q2 2016 and $0.3 million YTD 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Peru

Exploration activity in Peru during Q2 2016 included step-out drilling at the Shahuindo mine and drilling at the El Alizar target near the La Arena mine. Permitting activities continued for additional drilling slated for Q3 and Q4 2016 in both project areas. In addition, exploration was carried out on high priority regional targets surrounding the La Arena and Shahuindo resource areas.

Drilling was initiated in Q2 at El Alizar with six holes totaling 1,721 metres completed in the southeast portion of the project area. Interpretation and modeling of drill results is in progress. Drilling in the northwest portion of the project is expected to begin in Q3 2016 following receipt of final permits.

At Shahuindo, results from step-out drilling peripheral to the current pit margins demonstrate the continuation of mineralization beyond the currently defined resource boundary. Results from this drilling will be incorporated into future mine plans. In addition, 22 drill holes totaling 4,021 metres were completed during Q2 2016 in the San Lorenzo zone, a secondary mineralized trend parallel to Shahuindo that occurs approximately 400 metres north of the current Shahuindo pit. Interpretation and modeling of drill results is on-going. Shahuindo exploration drilling amounted to 39 holes for 5,811 metres YTD 2016.

Peru exploration expenditures totaled $1.5 million for Q2 2016 and $1.7 million YTD 2016.

Canada

In May 2016 the Board of Directors approved additional spending to accelerate exploration and delineation of the 144 Gap area, Gold River, and Whitney project areas with a specific target of significantly increasing reserves and resources in Canada over the next four years.

A total of 61,960 metres of drilling was carried out in the Timmins district since the Lake Shore acquisition on April 1, 2016. Drilling includes definition of resources at the Timmins and Bell Creek mines and exploration drilling at the Whitney project and 144 Trend.

At the Timmins West Complex, drilling focused on definition of the existing resource at the 144 Gap deposit and tested near-mine expansion targets and newly identified areas of potential along the 144 Trend. With few exceptions, results received to date from infill drilling of the 144 Gap deposit have validated the current resource model and the Company expects to move a significant portion of the resource previously classified as Inferred into the Indicated category. An updated resource model incorporating the new drill results will form the basis for the initial reserve calculation and detailed mine plan which are expected to be completed by the end of 2016. Extensional drilling tested stratigraphic contacts and structural features along the 144 Trend in the Gap SW and 144 North exploration target areas. Drilling is in progress with results pending. A total of 32,405 metres of infill drilling and 5,134 metres of extensional drilling were completed during the quarter. The exploration focus at the Timmins West Complex will shift towards the Thunder Creek Stock and more distal targets along the 144 Gap, Gold River West, and Thibault Trends in Q3 2016.

At the Bell Creek mine, underground exploration drilling focused on testing extensions of the near-mine secondary veins along strike and at depth. The drill program successfully identified the continuation of ore-grade mineralization associated with the NA and NA2 zones to the east of the current resource and extended the extent of known mineralization associated with the HW6 zone at depth. Drilling to test for western extensions of the secondary veins is in progress and will continue into the second half of 2016. A total of 7,345 metres were completed at the Bell Creek mine in the quarter.

Drilling at the Whitney project focused on near-surface mineralization continues to confirm the existing resource model and validate the conceptual open pit scenario envisioned by the Company. During Q2 2016, a total of 14,881 metres of exploration and confirmation drilling were completed with an additional 7,345 metres of samples collected for metallurgical test work. In Q3 2016, exploration focus will shift to other potential open pit and underground targets west of Hallnor. This effort will include a larger drill to test deep targets (approximately1,500 metres) down-plunge from the historic lower Hallnor workings.

Capitalized Timmins exploration expenditures for Q2 2016 amounted to $4.3 million. Expensed exploration expenditures for Q2 2016 amounted to $0.7 million.

DEBT FACILITIES

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Credit Facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. This rate will reset on October 11, 2016. The Facility has a 2-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million loan (the “Loan”) which was acquired as part of the acquisition of Rio Alto on April 1, 2015.

Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired the Loan. The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 bearing interest at 30-day LIBOR plus 2.60% . Upon maturity, the loan was extended an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid in full using the proceeds of the Facility.

Revolving Credit Facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $0.2 million and $0.4 for Q2 2016 and Q2 YTD 2016 (Q2 2015 and Q2 YTD 2016: $nil and $nil, respectively). The term for the Revolving Facility is 3 years. Proceeds from the loan may be used for general corporate purposes.

As at the date of this MD&A, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility and the Facility.

LEASE OBLIGATIONS

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20.7 million in exchange for cash and a deferred gain on sale of $0.6 million was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20.7 million for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1.2 million in principal on the lease was immediately repaid. On April 1, 2015, the lease obligation had a fair value of $19.3 million. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

On August 5, 2016, the lease obligation was retired for a total of $10.8 million. Refer to the Recent Developments – La Ramada Sale-Leaseback section of this MD&A.

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.85% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximate their carrying amount.

In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7,300 and leased them back for a period of 36 months. The sale-leaseback bears interest at 3.7% and is paid through 12 quarterly instalments of principal and interest with the final payment due on October 1, 2016. The Company has the option of purchasing all the equipment at a price equal to their fair value but not less than CAD$730 and not more than CAD$1,460.

At June 30, 2016, the Company had total lease obligations of $32.0 million (December 31, 2015: $13.9 million).

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of, among other things, the risks of doing business in foreign countries, the sustainability of operations and the dependence on operating mines and the risks associated with the various development projects. This document should be read in conjunction with Tahoe’s 2015 Annual Information Form (“AIF”) which includes a risk factor discussion under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares”, as well as Lake Shore Gold’s 2015 AIF which includes a risk factor discussion under the heading “Description of Business – Risk Factors” (in particular the risk factors entitled “Risk of Flooding” and “Risks Associated with Joint Venture Agreements”. Tahoe and Lake Shore Gold’s AIFs are available at www.sedar.com.

COUNTRY RISKS RELATED TO OPERATIONS

The Company’s operations are subject to political, economic, social and geographic risks.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes. Guatemala suffers from social problems such as a high crime rate, political corruption and uncertain land tenure for many indigenous people, which could adversely affect the Escobal mine.

For more than two decades Peru has made progress in restructuring its political institutions and revitalizing its economy. In previous decades Peru’s history was one of political and economic instability during which governments intervened in the national economy and social structure, including periodically imposing various controls, the effects of which were to restrict the ability of both domestic and foreign companies to freely operate. There is also the risk of political violence and increased social tension in Peru as a result of increased civil unrest, crime and labour disputes. In addition, illegal mining occurs throughout Peru, including at Shahuindo. While the Company is working to eliminate illegal mining on its concessions, historically, unregulated mining operations have adversely impacted the environment, health and safety, human rights, security and the socio-economic fabric of nearby communities.

Local opposition to mine development projects occurs and such opposition has at times been violent. Roadblocks by members of local communities, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest, changing government attitudes towards mining, or a political crisis in Guatemala or Peru could adversely affect the Company’s business and results of operations. Such adverse effects could result from local protests or from the efforts of third parties to manipulate local populations into encroaching on the Company’s land, challenging the boundaries of such land, impeding access to the Company’s properties through roadblocks or other public protests or attacks against our assets or personnel.

Mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry, judicial activity or political change or instability. Operations may also be affected in varying degrees by government regulations and laws with respect to restrictions on production, permitting, real property, price controls, export controls, taxes, royalties, expropriation of property, environmental legislation and mine safety. The status of Guatemala and Peru as developing countries may make it more difficult to obtain any required financing for projects.

RISKS RELATED TO THE LAKE SHORE GOLD ACQUISITION

The anticipated benefits from the Lake Shore Gold acquisition will depend in part on whether Tahoe and Lake Shore Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore Gold’s disclosure controls and procedures and internal control over financial reporting with our existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

NON-GAAP FINANCIAL MEASURES NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered by-product. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated net earnings (loss) or consolidated net earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as net earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share are prepared on a consolidated basis.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The following tables provide reconciliations of consolidated net earnings to consolidated adjusted earnings and reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for the three months ended March 31, 2016 and 2015 for each operating segment of the Company.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Consolidated adjusted earnings and adjusted earnings per share(1)(2)

	Q2 2016	Q2 2015	Q2 YTD 2016	Q2 YTD 2015
Net earnings	$16,742	$(9,339)	$54,550	$22,551
Foreign exchange gain	(1,259)	(563)	(3,446)	(731)
Acquisition costs	10,339	7,117	11,021	7,117
Loss on conversion of debentures	32,304	-	32,304	-
Loss on derivative instruments (currency swap)	(253)	357	(1,067)	357
Adjusted earnings	$57,873	$(2,428)	$93,362	$29,294

Weighted average common shares outstanding
Basic (000’s)	305,790	226,510	267,260	187,397
Diluted (000’s)	305,979	226,510	267,260	187,808
Adjusted earnings per share
Basic	$0.19	$(0.01)	$0.35	$0.16
Diluted	$0.19	$(0.01)	$0.35	$0.16

(1)	Results of Lake Shore Gold prior to the date of acquisition on April 1, 2016 are excluded.
(2)	Results of Rio Alto prior to the date of acquisition on April 1, 2015 are excluded.

Cash costs (silver)

Total cash costs and total production costs per ounce of produced silver, net of by-product credits

Total cash costs and total production costs	Q2 2016	Q2 2015	Q2 YTD 2016	Q2 YTD 2015
Production costs	$30,328	$34,075	$62,942	$58,015
Add/(subtract)
Change in product inventory	1,755	(2,666)	(511)	4,518
Royalties	8,346	14,176	9,265	21,173
Treatment and refining charges	8,780	6,732	16,165	14,675
Total cash costs before by-product credits(1)	$49,209	$52,317	$87,861	$98,381
Less gold credit	(2,699)	(1,647)	(5,597)	(4,262)
Less lead credit	(4,275)	(3,732)	(8,069)	(7,630)
Less zinc credit	(7,548)	(5,332)	(13,802)	(12,399)
Total cash costs net of by-product credits	$34,687	$41,606	$60,393	$74,090
Add/(subtract)
Depreciation and depletion	15,085	12,889	28,057	22,214
Total production costs net of by-product credits	$49,772	$54,495	$88,450	$96,304

Silver ounces produced in concentrate (000’s)	5,717	4,490	11,412	9,067

Total cash costs per ounce before by-product credits	$8.61	$11.65	$7.70	$10.85
Total cash costs per ounce net of by-product credits	$6.07	$9.27	$5.29	$8.17
Total production costs per ounce net of by-product credits	$8.71	$12.14	$7.75	$10.62

(1)	Gold, lead and zinc by-product credits are calculated as follows:

Q2 2016					Q2 2015
			Total					Credit per
	Quantity	Unit Price	Credit	Credit per ounce	Quantity	Unit Price	Total Credit	ounce
Gold Ounces	2,711	$996	$2,699	$0.47	1,645	$1,001	$1,647	$0.37
Lead Tonnes	2,699	$1,584	$4,275	$0.75	1,602	$2,330	$3,732	$0.83
Zinc Tonnes	4,037	$1,870	$7,548	$1.32	2,507	$2,127	$5,332	$1.19

Q2 YTD 2016					Q2 YTD 2015
			Total					Credit per
	Quantity	Unit Price	Credit	Credit per ounce	Quantity	Unit Price	Total Credit	ounce
Gold Ounces	6,009	$931	$5,597	$0.49	3,685	$1,157	$4,262	$0.47
Lead Tonnes	5,436	$1,484	$8,069	$0.71	3,812	$2,002	$7,630	$0.84
Zinc Tonnes	8,261	$1,671	$13,802	$1.21	6,002	$2,066	$12,399	$1.37

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

All-in sustaining costs	Q2 2016	Q2 2015	Q2 YTD 2016	Q2 YTD 2015
Total cash costs net of by-product credits	$34,687	$41,606	$60,393	$74,090
Sustaining capital(1)	6,679	7,106	10,827	13,085
Exploration	193	444	321	960
Reclamation cost accretion	46	48	89	99
General and administrative expenses	5,046	8,565	8,932	14,377
All-in sustaining costs	$46,651	$57,769	$80,562	$102,611

Silver ounces produced in concentrate (000’s)	5,717	4,490	11,412	9,067

All-in sustaining costs per ounce produced net of by-product credits	$8.16	$12.87	$7.06	$11.31

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.

Cash costs (gold)

Total cash costs and total production costs per ounce of produced gold, net of by-product credits

	Q2 2016
	La Arena	Shahuindo(3)	Timmins mines	Total
Production costs	$35,211	$6,143	$20,561	$61,915
Change in product inventory	(2,573)	1,559	3,436	2,422
Royalties	-	-	891	891
Smelting and refining charges	285	73	45	403
Total cash costs before by-product credits	32,923	7,775	24,933	65,631
Silver credit(2)	83	(167)	(86)	(170)
Total cash costs net of by-product credits	33,006	7,608	24,847	65,461
Depreciation and depletion	7,955	1,983	11,717	21,655
Total production cost net of by-product credits	40,961	9,591	36,564	87,116

Gold ounces produced in doré	50,864	11,128	39,167	101,159

Total cash costs per ounce before by-product credits	$647	$699	$637	$649
Total cash costs per ounce net of by-product credits	$649	$684	$634	$647
Total production costs per ounce net of by- product credits	$805	$862	$934	$861

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 YTD 2016
	La Arena	Shahuindo(3)	Timmins mines	Total
Production costs	$61,608	$6,143	$20,561	$88,312
Change in product inventory	415	1,559	3,436	5,410
Royalties	-	-	891	891
Smelting and refining charges	723	73	45	841
Total cash costs before by-product credits	62,746	7,775	24,933	95,454
Silver credit(2)	102	(167)	(86)	(151)
Total cash costs net of by-product credits	62,848	7,608	24,847	95,303
Depreciation and depletion	12,575	1,983	11,717	26,275
Total production cost net of by-product credits	75,423	9,591	36,564	121,578

Gold ounces produced in doré	97,457	11,128	39,167	147,752

Total cash costs per ounce before by-product credits	$644	$699	$637	$646
Total cash costs per ounce net of by-product credits	$645	$684	$634	$645
Total production costs per ounce net of by- product credits	$774	$862	$934	$823

(1)	Q2 YTD 2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	Q2 2016 and Q2 YTD 2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)	Consolidated silver by-product credits are calculated as follows:

Q2 2016					Q2 YTD 2016
			Total	Credit per			Total
	Quantity	Unit Price	Credit	ounce	Quantity	Unit Price	Credit	Credit per ounce
Silver Ounces	23,026	$7.38	$170	$1.68	34,040	$4.44	$151	$1.02

	Q2 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Production costs	$44,433	$-	-	$44,433
Change in product inventory	(11,746)	-	-	(11,746)
Total cash costs before by-product credits	32,687	-	-	32,687
Silver credit(4)	(100)	-	-	(100)
Total cash costs net of by-product credits	32,587	-	-	32,587
Depreciation and depletion	8,543	-	-	8,543
Total production cost net of by-product credits	41,130	-	-	41,130

Gold ounces produced in doré	60,282	-	-	60,282

Total cash costs per ounce before by-product credits	$542	$-	-	$542
Total cash costs per ounce net of by-product credits	$540	$-	-	$540
Total production costs per ounce net of by- product credits	$682	$-	-	$682

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 YTD 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Production costs	$44,433	$-	-	$44,433
Change in product inventory	(11,746)	-	-	(11,746)
Total cash costs before by-product credits	32,687	-	-	32,687
Silver credit(4)	(100)	-	-	(100)
Total cash costs net of by-product credits	32,587	-	-	32,587
Depreciation and depletion	8,543	-	-	8,543
Total production cost net of by-product credits	41,130	-	-	41,130

Gold ounces produced in doré	60,282	-	-	60,282

Total cash costs per ounce before by-product credits	$542	$-	-	$542
Total cash costs per ounce net of by-product credits	$540	$-	-	$540
Total production costs per ounce net of by- product credits	$682	$-	-	$682

(1)	Q2 2015 and Q2 YTD 2015 comparative figures exclude data from the Timmins mines.
(2)	Q2 YTD 2015 figures include data from the La Arena mine beginning April 1, 2015, the date of acquisition of Rio Alto.
(3)	Q2 2015 and Q2 YTD 2015 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.
(4)	Silver by-product credits are calculated as follows:

Q2 2015					Q2 YTD 2015
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	6,103	$16.39	$100	$1.66	6,103	$16.39	$100	$1.66

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q2 2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$33,006	$7,608	$24,847	$65,461
Sustaining capital	7,822	1,476	15,493	24,791
Exploration	433	742	681	1,856
Reclamation cost accretion	327	141	4	472
General and administrative expenses	3,185	1,130	1,558	5,873
All-in sustaining costs	44,773	11,097	42,583	98,453

Gold ounces produced in doré	50,864	11,128	39,167	101,159

All-in sustaining costs per ounce produced net of by-product credits	$880	$997	$1,087	$973

	Q2 YTD 2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$62,848	$7,608	24,847	$95,303
Sustaining capital	12,990	1,476	15,493	29,959
Exploration	586	742	681	2,009
Reclamation cost accretion	660	141	4	805
General and administrative expenses	6,664	1,130	1,558	9,352
All-in sustaining costs	83,748	11,097	42,583	137,428

Gold ounces produced in doré	97,457	11,128	39,167	147,752

All-in sustaining costs per ounce produced net of by-product credits	$859	$997	1,087	$930

(1)	Q2 YTD 2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	Q2 2016 and Q2 YTD 2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$32,587	$-	-	$32,587
Sustaining capital	5,929	-	-	5,929
Exploration	366	-	-	366
Reclamation cost accretion	369	-	-	369
General and administrative expenses	768	-	-	768
All-in sustaining costs	40,019	-	-	40,019

Gold ounces produced in doré	60,282	-	-	60,282

All-in sustaining costs per ounce produced net of by- product credits	$664	$-	-	$664

	Q2 YTD 2015
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$32,587	$-	-	$32,587
Sustaining capital	5,929	-	-	5,929
Exploration	366	-	-	366
Reclamation cost accretion	369	-	-	369
General and administrative expenses	768	-	-	768
All-in sustaining costs	40,019	-	-	40,019

Gold ounces produced in doré	60,282	-	-	60,282

All-in sustaining costs per ounce produced net of by- product credits	$664	$-	-	$664

(1)	Q2 2015 and Q2 YTD 2015 comparative figures exclude data from the Timmins mines.
(2)	Q2 YTD 2015 figures include data from the La Arena mine beginning April 1, 2015, the date of acquisition of Rio Alto.
(3)	Q2 2015 and Q2 YTD 2015 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW

Q2 2016 vs. Q2 2015

Cash provided by operating activities before changes in working capital was $116.0 million for Q2 2016, compared to $28.0 million for Q2 2015. Net cash provided by operating activities totaled $37.7million for Q2 2016, compared to $34.5 million for Q2 2015. The increase in cash from operations before changes in working capital was due to the addition, beginning Q2 2016, of production from the Timmins mines, in addition to two months of commercial production from Shahuindo included in the consolidated cash flows from operating activities.

Investing activities consisted of additions to property, plant, and equipment of $39.5 million during Q2 2016, compared to $28.7 million during Q2 2015. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, equipment procurement and personnel engagement for the initiation of the Bell Creek shaft project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, and various infrastructure construction and improvements at all of the Company’s operations. These additions were offset by $70.2 million in cash acquired through the Lake Shore Gold acquisition in Q2 2016.

Financing activities resulted in a cash outflow of $9.7 million during Q2 2016 compared to cash outflows of $41.6 million during Q2 2015. The Q2 2016 outflow was primarily due to the $18.4 million payment of dividends, a $1.4 million payment of interest and financing fees and $4.2 million in payments on the finance leases offset by $13.9 million in proceeds from the issuance of common shares on exercise of share options. The Q2 2015 cash outflow was primarily due to the repayment of the loan facility of $50 million in addition to $13.6 million relating to the payment of dividends and $1.4 million in interest paid offset by $25.2 million in proceeds from the issuance of common shares on exercise of share options and warrants.

Q2 YTD 2016 vs. Q2 YTD 2015

Cash provided by operating activities before changes in working capital was $185.3 million for Q2 YTD 2016, compared to $76.9 million for Q2 YTD 2015. Net cash provided by operating activities totaled $63.0 million for Q2 YTD 2016, compared to $60.2 million for the Q2 YTD 2015. The increase in cash from operations was due to the increased production from La Arena as a result of the inclusion of a full six months during 2016 in addition to two months of operating activities at Shahuindo after declaring commercial production on May 1, 2016.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Investing activities consisted of additions to property, plant, and equipment of $66.9 million during Q2 YTD 2016, compared to $39.4 million during Q2 YTD 2015. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, mine construction, including plant, pit, pad and other various construction activities at Shahuindo prior to declaration of commercial production on May 1, 2016, equipment procurement and personnel engagement for the initiation of the Bell Creek shaft project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, and various infrastructure construction and improvements at all of the Company’s operations. These additions were offset by $70.2 million in cash acquired through the Lake Shore Gold acquisition in Q2 2016.

Financing activities resulted in a cash outflow of $25.1 million during Q2 YTD 2016 compared to $51.2 million during Q2 YTD 2015. The Q2 YTD 2016 outflow was primarily to the $32.1 million payment of dividends, a $3.3 million payment of interest and financing fees and $5.7 million in payments on the finance leases offset by $15.5 million in proceeds from the issuance of common shares on exercise of share options. The Q2 YTD 2015 outflow was primarily due to the repayment of the loan facility of $50 million in addition to $22.5 million relating to the payment of dividends and $2.2 million in interest paid.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance at June 30, 2016 was $151.7 million compared to $108.7 million at December 31, 2015.

The Company had working capital of $155.8 million and non-current liabilities of $270.0 million at June 30, 2016 of which $183.2 million relates to non-cash deferred tax liabilities. This compares to working capital of $77.3 million at December 31, 2015 and non-current liabilities of $187.6 million of which $134.6 million relates to non-cash deferred tax liabilities. The $78.5 million change in working capital position was primarily due to a $43.0 million increase in cash and cash equivalents combined with an $24.9 million increase in the concentrate sales accounts receivable and an increase of $33.4 million as a result of the buildup of product inventories. These were partially offset by increases in accounts payable and accrued liabilities and the current portion of lease obligation of $11.0 million and $10.9 million, respectively.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate and doré production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the “Debt Facilities” section of this MD&A for further information.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company’s capital consists of the following:

	June 30,	December 31,
	2016	2015
Equity	$2,537,081	$1,664,031
Debt	35,000	35,000
Lease obligations	31,958	13,862
	2,604,039	1,712,893
Less: cash and cash equivalents	(151,707)	(108,667)
Less: restricted cash	(4,758)	(2,500)
	$2,447,574	$1,601,726

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

Dividends declared and paid during Q2 2016 and Q2 YTD 2016 totaled $18.4 million and $32.1 million, respectively (Q2 2015: $13.6 million and $22.5 million, respectively).

COMMITMENTS AND CONTINGENCIES

As a result of the acquisition of Lake Shore Gold, the Company’s commitments increased during Q2 2016.

The Company’s significant undiscounted commitments at June 30, 2016 are as follows:

				June 30,	December 31,
				2016	2015
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities and other current liabilities	$110,712	$-	$-	$110,712	$99,748
Debt	35,000	-	-	35,000	35,000
Income tax payable	9,061	-	-	9,061	9,981
Lease and contractual agreements	17,083	14,875	-	31,958	9,477
Commitments to purchase equipment, services, materials and supplies	44,167	2,533	-	46,700	85,230
Other non-current liabilities	-	11,064	-	11,064	5,674
Reclamation provision	-	1,064	98,070	99,134	69,401
	$216,023	$29,536	$98,070	$343,629	$314,511

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, provisionally priced accounts receivable, other financial assets, accounts payable and accrued liabilities, debt, finance leases and a currency swap. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Currency Swap

Concurrent with the sale-leaseback agreement discussed in the “Selected Operational Results - Lease Obligation” section, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23.6 million at a fixed exchange rate of 2.96 Peruvian soles to one USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. At June 30, 2016, the Currency Swap had a fair value of $1.7 million and is included in other non-current liabilities. A gain of $0.3 million and $1.1 million was recorded in the statement of operations for Q2 2016 and Q2 YTD 2016, respectively. On August 5, 2016, concurrent with the retirement of the La Ramada lease obligation, the associated currency was discharged for a total cost of $1.9 million. Refer to the Recent Developments – La Ramada Sale-Leaseback section of this MD&A.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate either an impairment of the Company’s assets as at June 30, 2016 or the reversal of impairments previously taken.

OUTSTANDING SHARE DATA

As at August 9, 2016, the Company had 310,954,088 issued and outstanding common shares, 3,577,997 issued and outstanding options and 506,000 issued and outstanding DSAs.

DIVIDENDS

The Company declared and paid dividends of $18.4 million Q2 2016 (Q2 2015: $13.6 million), declared and paid dividends of $6.2 million during July 2016 (July 2015: $4.5 million) and declared and made payable dividends of $6.2 million during August 2016 (August 2015: $4.5 million). This increase in dividend payments over Q2 2015 relates to the additional shares outstanding as a result of the acquisition of Lake Shore Gold on April 1, 2016.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2016

The Company has evaluated the new and revised IFRS standards and has also expanded accounting policies as a result of the acquisition of Lake Shore Gold and has determined that there is no material impact on the interim financial statements upon adoption. These accounting standards are disclosed in notes 3 and 4a) of the interim financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for 2016, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the interim financial statements.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of functional currency, the review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements. During the three and six months ended June 30, 2016, there have been no changes to these policies, except as disclosed in note 3 of the Company’s interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Executive Chair and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this report.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

Management assessed the effectiveness of the Company’s ICFR as at December 31, 2015, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective and provided reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2015.

In accordance with National Instrument 52-109, the design of internal control over financial reporting excludes the controls, policies and procedures of Lake Shore Gold on the basis that Lake Shore Gold was acquired on April 1, 2016 and therefore not more than 365 days before the end of the relevant period of June 30, 2016.

Other than the limitation described above, there were no changes in the Company’s ICFR during Q2 2016 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimates related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; growing gold production to over 550,000 ounces by 2020; increasing mineral reserves and mineral resources in Canada by 2 to 4 million ounces over the next four years; increasing mineral reserves and mineral resources in order to add mine life in all operations; growing the Lake Shore Gold reportable operating segment production to over 250,000 ounces per year by 2020; meeting targeted total annual production in Peru at 300,000 ounces; re-commissioning and deepening the shaft at the Bell Creek Mine to more than double production at that operation; advancing the Whitney Project, including accelerating exploration drilling; advancing the 144 Gap Deposit, including accelerating exploration drilling and moving into commercial production in 2017; advancing an exploration drilling program at Gold River; possible expansion of the Bell Creek Mill to 5,500 tonnes per day; completing drilling programs at Escobal to support an increase in reserve life to over 20 years; the timing for the feasibility study for the development of the sulfide deposit at La Arena; planned extensions of the leach pads and the waste dump at La Arena; the continued commercial production at Shahuindo; the installation of underground dewatering wells and the commencement of underground exploration drilling at Escobal; the timing of sustaining capital projects, the expectation of meeting production targets, the preparation of a new geologic model and project scoping study at La Arena during 2016; and the timing and cost of the design, procurement, and construction of the crushing and agglomeration plant at Shahuindo.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena and Timmins mines; the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a discussion of risks and uncertainties affecting the Company’s Canadian operations, see Lake Shore Gold’s most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under Lake Shore Gold’s issuer profile at www.sedar.com.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral resource and mineral reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.